MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

AIG BUILDING, 11TH FLOOR
1-3, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM

弁護士事務所 〒100-0005
東京都千代田区丸の内一丁目1番3号 AIGビル11階

March 23, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Outline of Business Plan for the year ending March 31, 2007

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

dlw 3/29

Enclosure

tk-76262 v32

FILE No.
82-4990

(Summary Translation)

March 15, 2006
East Japan Railway Company

Outline of Business Plan for the year ending March 31, 2007

[Outline of the business plan of East Japan Railway Company (the "Company") for its fiscal year ending March 31, 2007 is described. Topics discussed are as follows:]

- **Basic Policy of Business Operation**
- **Major Tasks**
- **Policy for Each Operational Area**
    - Continue effort for safe and stable transportation
    - Change station facilities
    - Improve convenience and comfort of railway operations
    - Further expand consumer service business with a group-wide effort
    - Create new life-style through Suica
    - Promote research and development
    - Take advantage of the group's collective strength

Plan for Major Capital Investment (Non-consolidated)

(Billion yen)

	Plan for the year ending March 31, 2007 (A)	Plan for the year ending March 31, 2006 (B)	Increase (A-B)
Transportation services	286	250	36
(Safety investments	149	115	34)
Lifestyle services	44	34	10
Total	330	284	46

Major Increase

(Billion yen)

	Plan for the year ending March 31, 2007	Increase from the year ending March 31, 2006
Measures for natural disasters (earthqu akes, strong wind, rockfall, etc.)	42	21
Renewal of Shinkansen facilities	8	7
Renovation of Tokyo Station	33	16

Progress of the Measures for Earthquakes

(Amount: Billion yen)

Item		Overall Plan		Plan for the year ending March 31, 2007	
		Number	Scheduled completion	Number	Progress at the year-end
Elevated bridge pole	Shinkansen	18,520	FY 2007	910	98%
	Conventional Line	12,570	FY 2008	850	94%
Bridge pier	Shinkansen	2,420	FY 2007	1,270	77%
	Conventional Line	600	FY 2008	200	39%